SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL GROW TRAFFIC AT IRISH AIRPORTS BY OVER 1M PASSENGERS P.A. FROM APRIL 2014

1,000 NEW TOURISM JOBS TO BE CREATED FROM APRIL AS RYANAIR RESPONDS TO GOVERNMENT WITHDRAWAL OF TOURIST TAX

Ryanair, Ireland's favourite airline, today (16 Oct) announced plans to grow its traffic at its Irish airports by at least 1m passengers p.a. from April 2014 in a direct response to the Govt's announcement in yesterday's budget that the €3 travel tax (which applies only to air passengers) will be scrapped in April 2014.

Ryanair highlighted that since the travel tax was introduced in January 2009, traffic at the main Irish airports had declined from 30.5m passengers in 2008 to 23.5m in 2012.  Ryanair believes that much of this traffic can now be recovered thanks to the abolition of the travel tax, which makes Ireland a more competitive and attractive destination for inbound visitors, particularly those on short flights from the UK and Continental Europe.

Ryanair will now respond positively to the Govt's initiative and announce plans to grow traffic to/from its Irish airports by at least 1m passengers p.a. from April 2014.  Ryanair has invited all the main Irish airports - Dublin, Cork, Shannon, Knock and Kerry - to meetings in Dublin on Thursday and Friday of this week to finalise these growth plans and how it can be split between the airports.  These 1m new passengers (up to 500,000 visitors) will deliver more visitors than The Gathering in 2013 and will lead to the creation of at least 1,000 new jobs at these Irish airports where research by the Airport Council International (ACI) demonstrates that 1,000 new jobs are created at international airports for every 1m additional passengers delivered.

Ryanair expects that this traffic growth will be focused on a range of new routes and additional frequencies on existing routes, although the list of routes and frequencies and the share of traffic growth will be finalised in talks with the Irish airports over the coming days.

In Dublin, Ryanair's Michael Cawley said:

" Ryanair warmly welcomes the Government's decision to repeal the €3 travel tax.  This travel tax (originally €10) in 2009 caused Irish air travel and tourism to suffer precipitous losses in recent years.  The repeal of the air travel tax helps restore Ireland's competitiveness and attractiveness to overseas visitors from the UK and Continental Europe in particular.

In response to yesterday's budget, Ryanair will engage over the next 2 days with all of our Irish airport partners to see how and where we can add new routes or additional frequencies on existing routes, and deliver at least 1m new passengers p.a. at these Irish airports from April 2014, which will create over 1,000 new jobs as a direct result of the Government's decision to scrap the visitor tax.

Subject to final negotiation on new routes and additional frequencies on existing routes with the individual airports, we hope to be in a position to announce details of new route and traffic growth plans at the Irish airports over the coming weeks."

Ends

For further information
please contact:
                                    Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-8121212           Tel: +353-1-6789 333
                                     press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary